15046009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/14
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G2 TRADING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 South Sangamon
(No. and Street)

Chicago	**Illinois**	**60607**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl Jones **(312) 497-6561**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
REGISTRATIONS BRANCH
04

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Karl Jones**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **G2 Trading LLC** as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

26th day of FEBRUARY, 2015

Notary Public

OFFICIAL SEAL
TYLER MILLER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 09/10/2018

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

G2 TRADING, LLC

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES

PURSUANT TO SEC RULE 17a-5(d)

December 31, 2014

AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
G2 Trading, LLC

We have audited the accompanying statement of financial condition of G2 Trading, LLC (the "Company") an Illinois limited liability company, as of December 31, 2014, which is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of G2 Trading, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplementary schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2015

G2 TRADING LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	10,324
Securities owned, at fair value		176,662,363
Other assets		20,000
	$	176,692,687
Liabilities and Members' Equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	72,887,269
Payables to broker-dealer		95,645,648
Payable to affiliate		12,733
Accounts payable and accrued expenses		384,969
		168,930,619
Members' equity		7,762,068
	$	176,692,687

See accompanying notes.

1. Organization and Business

G2 Trading LLC (the "Company"), an Illinois limited liability company, was formed in March 2011. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange. The Company primarily engages in the proprietary trading of exchange-traded equity securities and their derivatives. The Company has three classes of membership interest. Class A members have voting rights and Class B and Class C consists of non-voting members.

2. Summary of Significant Accounting Policies

Revenue Recognition and Financial Instruments Valuation

In accordance with U. S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

2. Summary of Significant Accounting Policies, continued

Revenue Recognition and Financial Instruments Valuation, continued

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equity options listed on an exchange, which are freely transferable, are valued at their last sale price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Investments in exchange-traded derivatives, such as futures contracts and exchange-traded option contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

Gains and losses from investment in equities, equity options and derivative instruments are included in trading gains in the statement of operations.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Stocks	$ 134,976,228	$ -	$ -	$ 134,976,228
Equity options	41,686,135	-	-	41,686,135
	$ 176,662,363	$ -	$ -	$ 176,662,363
Liabilities				
Securities sold, not yet purchased				
Stocks	$ 40,115,214	$ -	$ -	$ 40,115,214
Equity options	32,772,055	-	-	32,772,055
	$ 72,887,269	$ -	$ -	$ 72,887,269

At December 31, 2014, the Company held no Level 2 or Level 3 investments.

2. Summary of Significant Accounting Policies, continued

Financial Instruments

Accounting Standards Codification Topic 815, Derivatives and Hedging ("ASC 815"), requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges," and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such does not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms at a specified future date. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with whom it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Income Taxes

No provision for Federal income taxes has been made in the accompanying financial statement, as each member is responsible for reporting income or loss based on his or her pro rata share of the profits or losses of the Company.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014.

2. Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Clearing Agreement

The Company has Joint Back Office ("JBO") clearing agreements with ABN AMRO Clearing Chicago LLC ("ABN") and with Goldman Sachs Execution and Clearing, L.P. ("GSEC"). The agreements allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of these agreements, the Company has invested $10,000 in the preferred shares of ABN and GSEC. The Company's investments in ABN and GSEC are reflected in other assets in the statement of financial condition. Under the rules of the Financial Industry Regulatory Authority, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with both ABN and GSEC, exclusive of its preferred stock investments.

4. Related Party Transactions

The Company has "rent, services, and expense sharing agreements" with R2G Services, LLC ("R2G"), which is related by common ownership.

Per the expense sharing agreement, R2G has agreed to pay insurance, salaries and benefits, market data, professional fees and other related expenses on behalf of the Company.

Per the rent and services agreements, R2G will provide office space and server and data hosting services to the Company. At December 31, 2014, $12,773 is payable to R2G, which is reflected in payable to affiliate in the statement of financial condition.

5. Commitments

The Company receives hosting services and server usage from a related party. The company also receives market data services from an outside vendor. Annual expenses are charged to current operations.

The Company's annual commitments for market data in the future are as follows as of December 31, 2014:

Year Ending December 31,	Commitment
2015	$ 25,000

6. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

7. Credit Concentration

At December 31, 2014, significant credit concentrations consisting of approximately $1.8 million and $6.3 million, representing the fair value of the Company's accounts carried by its clearing brokers, ABN AMRO Clearing Chicago LLC and Goldman Sachs Execution & Clearing, L.P., respectively. Management does not consider any credit risk associated with these receivables to be significant.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2014, the Company had net capital and net capital requirements of $4,065,830 and $100,000, respectively.

9. Subsequent Events

The Company's management has evaluated events and transactions through February 26, 2014, the date the financial statement was issued, noting no material events requiring disclosure in the Company's financial statement other than listed below.

During the month of January 2015 the company had capital withdrawals of $100,000.

SUPPLEMENTAL SCHEDULES

G2 TRADING LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2014

Computation of net capital		
Total members' equity		$ 7,762,068
Deductions and/or charges:		
Nonallowable assets:		
Other assets	$ 20,000	(20,000)
Net capital before haircuts on securities positions		7,742,068
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 3,676,238	
		(3,676,238)
Net capital		$ 4,065,830
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 3,965,830
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 397,702
Ratio of aggregate indebtedness to net capital		% 9.78

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2014.

See accompanying notes.

G2 TRADING LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

G2 TRADING LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
G2 Trading, LLC

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) G2 Trading, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2015

The Exemption Report

We as members of management of G2 trading LLC., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2014 or from January 1, 2014 to December 31, 2014 without exception.

Karl Jones
CFO, CCO

2/24/2015
Date